Exhibit 8.1

LIST OF SUBSIDIARIES

The following is a list of the Registrant’s subsidiaries as of December 31, 2003, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Name	Jurisdiction of Incorporation
QIAGEN AG	Switzerland
QIAGEN AS	Norway
QIAGEN GmbH	Germany
QIAGEN, Inc.	California
QIAGEN K.K.	Japan
QIAGEN Ltd.	England
QIAGEN Instruments AG	Switzerland
QIAGEN Operon GmbH	Germany
QIAGEN Sciences, Inc.	Maryland